Proskauer Rose LLP 2049 Century Park East, 32nd Floor Los Angeles, CA 90067-3206

Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

June 16, 2014

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Investment Management

100 F Street, N.W.

Washington, D.C. 20549

Attention:  John M. Ganley, Senior Counsel

Re:                        Ares Capital Corporation (File Nos. 333-195748 and 814-00663)

Dear Mr. Ganley:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 1 (“Amendment No. 1”) to its registration statement filed on Form N-2 on May 7, 2014 (the “Registration Statement”).  The amendment sets forth the responses to the comments of the Staff of the Division of Investment Management (the “Staff”) of the U.S. Securities and Exchange Commission (the “SEC”) contained in your letter dated June 6, 2014 relating to the above-referenced filing.

Set forth below are the comments of the Staff contained in the Staff’s letter and immediately below each comment is the response with respect thereto and, where applicable, the location in the relevant filing of the requested disclosure.  Responses to comments given in one section are applicable to other sections of the Registration Statement that contain similar disclosure. Capitalized terms used but not defined herein shall have the meanings set forth in the Registration Statement.

PROSPECTUS

Prospectus Summary — The Company — Overview (Page 1)

1.                                      The second full paragraph on page 2 of this section states that the Fund may make commitments to portfolio companies in excess of the Fund’s final investment.  It further states that the Fund, after initially agreeing to a fund up to a certain dollar amount of an investment, may “subsequently syndicate or sell a portion of such amount (including, without limitation to vehicles managed by our portfolio company, Ivy Hill Asset Management, L.P. (“IHAM”)), such that we are left with a smaller investment than what was reflected in our original commitment.”  Emphasis added.)  The Fund has obtained exemptive relief from Section 12(d)(3) of the Investment Company Act of 1940 (the “1940 Act”) to permit the ownership of interests in IHAM.  See Investment Company Act Release No. 29977 (Mar. 9, 2012) (Notice); Investment Company Act Release No. 30024 (May 31, 2012) (Order).  Condition 4 of the exemptive relief provides that a majority of the independent directors of the Fund will approve any transaction involving the Fund and an investment vehicle managed by IHAM that would violate Section 57(a), but for Rule 57b-1.  Please confirm that the sales referred to in the italicized language above would be subject to the approval set forth in Condition 4.

U.S. Securities and Exchange Commission

June 16, 2014

The Fund notes that Condition 4 of the exemptive relief states: “None of the Company, Ivy Hill or any entity controlled by Ivy Hill, will enter into any Covered Transaction, as defined below, unless a majority of the Independent Directors who have no financial interest in such Covered Transaction has approved it.  A ‘Covered Transaction’ is any transaction involving the Company, Ivy Hill or any entity controlled by Ivy Hill other than the [IHAM Vehicles], on the one hand, and any [IHAM Vehicle] in which ACM, any person affiliated with ACM (other than the Company or any entity controlled by the Company), any of their clients, or the Administrator, is invested, on the other hand, where such transaction would violate Section 57(a) of the 1940 Act but for Rule 57b-1 under the 1940 Act” (emphasis added) (“Condition 4”).  The Fund confirms that, to the extent a sale referred to in the italicized language referenced above was required to be approved under Condition 4, the Fund has obtained such approval.

Liquidity (Page 8)

2.                                      This section, which sets forth the Fund’s outstanding indebtedness in paragraph form, is difficult to read.  Please set forth the indebtedness in a table or other format with appropriate headings to improve its readability.

The Fund has revised the disclosure on page 8 of Amendment No. 1 to improve its readability by removing the detail on type of indebtedness and instead including a cross-reference to “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Financial Condition, Liquidity and Capital Resources,” where additional detail is provided regarding the Fund’s outstanding indebtedness in tabular form.

3.                                      This section refers both to “convertible senior unsecured notes” and “senior unsecured notes.” A review of the terms of the senior unsecured notes issued shows that they are junior in ranking to all debt, other than debt which is expressly subordinated to the notes.  The Fund has issued no subordinated debt.  Accordingly, the unsecured notes that have been issued are not senior to any other debt.  Please revise the disclosure to make clear that the notes issued are not senior to any other outstanding debt.  Please also represent to us that the Fund will not use the term “senior” with respect to future offerings unless the debt will be senior in priority to other outstanding debt.

The Fund believes that its disclosure and use of the term “senior” with respect to its convertible senior unsecured notes and senior unsecured notes (collectively, the “Senior Notes”) is appropriate and is reflective of market convention for how these notes are referred to and described in the debt capital markets. Therefore, the Fund respectfully disagrees with the Staff’s comments.

U.S. Securities and Exchange Commission

June 16, 2014

Among notes there are two basic levels of seniority: senior and subordinated.  By longstanding convention in the securities industry, all notes that are not subordinated to other indebtedness are “senior.”  Issuers routinely use the term “senior” with respect to such notes because in fact such notes are senior in right of payment to any existing or future subordinated indebtedness.  The senior notes rank equally with all other senior notes and are senior in right of payment to any existing or future subordinated indebtedness, including subordinated notes.   Accordingly, the Fund believes that not using the term “senior” with respect to senior notes would confuse the securities marketplace as to such notes’ ranking in the Fund’s capital structure, make it more difficult for investors to distinguish such notes from other debt issues in the market and, by making such notes less marketable to investors, hinder the Fund’s ability to compete and raise capital.

In addition, the Fund notes that it clearly describes on page 86 of Amendment No. 1 and has described in each prospectus supplement (or offering memorandum) used in connection with an offering of the Senior Notes that the Senior Notes rank (i) senior in right of payment to the Fund’s existing and future indebtedness that is expressly subordinated in right of payment to such notes, (ii) equal in right of payment to the Fund’s existing and future unsecured indebtedness that is not expressly subordinated, (iii) effectively junior in right of payment to any of the Fund’s secured indebtedness (including existing unsecured indebtedness that the Fund later secures) to the extent of the value of the assets securing such indebtedness and (iv) structurally junior to all existing and future indebtedness (including trade payables) incurred by the Fund’s subsidiaries, financing vehicles or similar facilities.  See also page S-2 of the Form of Prospectus Supplement For Retail Notes Offerings and pages S-6 and S-18 of the Form of Prospectus Supplement For Institutional Notes Offerings, filed as Exhibits 99.8 and 99.9, respectively, to the Registration Statement, which set forth disclosure with respect to the priority of the notes that the Fund expects to offer pursuant to the Registration Statement.

Offerings (Page 12)

4.                                      The second paragraph of this section indicates that the annual shareholder meeting would be held on June 2, 2014.  Please update the disclosure as appropriate.

The Fund has revised the disclosure as requested where applicable.

Fee and Expenses — Example (Page 18)

5.                                      The Example presents two lines, respectively showing the hypothetical costs of investing.  The captions for the two lines are identical except for the footnote symbols.  As a result the presentation may be confusing to investors.  The costs presented in the first line assume that none of the returns of the Fund are subject to a capital gains incentive fee.  The costs presented in the second line assume that all of the returns are subject to the capital gains incentive fee.  Please revise the captions to avoid investor confusion.  For example, consider adding to the first line “, none of which is subject to an incentive fee”.  For the second line, consider adding “, all of which is subject to a capital gains incentive fee.” Finally, please revise footnote (2) to the Example in plain English.

The Fund has revised the disclosure as requested on page 17 of Amendment No. 1.

U.S. Securities and Exchange Commission

June 16, 2014

Risks Related to Our Business — We may have difficulty paying our required distributions under applicable tax rules if we recognize income before or without receiving cash representing such income.  (Page 30)

6.                                      This section indicates that original issue discount (“OID”) or payment-in-kind (“PIK”) interest may be included in the Fund’s income before it receives any corresponding cash payments.  In addition to the risks set forth here concerning OID and PIK interest, please disclose the following risks:

a)                                     The higher interest rates of OID instruments reflect the payment deferral and credit risk associated with them.  Investors in the Fund share the risks and rewards of OID and market discount.  These risks, however, are not shared by the adviser, who in the case of payment-in-kind (“PIK”) loans, collects higher asset-based fees with no deferral of cash payments and no repayment obligation to the Fund if any of these loans are uncollectable.

b)                                     OID instruments may have unreliable valuations because their continuing accruals require continuing judgments about the collectability of the deferred payments and the value of any associated collateral.

c)                                      OID instruments generally represent a significantly higher credit risk than coupon loans.

d)                                     OID income received by the Fund may create uncertainty about the source of the Fund’s cash distributions.  For accounting purposes, any cash distributions to shareholders representing OID or market discount income are not treated as coming from paid-in capital, even though the cash to pay them comes from the offering proceeds.  Thus, although a distribution of OID or market discount interest comes from the cash invested by shareholders, Section 19(a) of the 1940 Act does not require that shareholders be given notice of this fact by reporting it as a return of capital.

e)                                      In the case of PIK debt, the deferral of PIK interest has the simultaneous effects of increasing the assets under management and increasing the management fee at a compounding rate.  In addition, the deferral of PIK interest also reduces the loan-to-value ratio at a compounding rate.

The Fund respectfully submits that the risks set forth in items (a)-(e) above are not principal risks associated with an investment in the Fund.  Instruments with OID or PIK interest currently represent less than 2% of the Fund’s total portfolio at fair value.  In addition, the Fund notes that it has further clarified disclosure in the second paragraph of the risk factor entitled “Our investment adviser’s fee structure may induce it to make certain investments, including speculative investments,” on page 40 of Amendment No. 1 regarding the effect of instruments with OID or PIK interest on the Fund’s investment adviser’s fee structure.

U.S. Securities and Exchange Commission

June 16, 2014

PART C

Item 25.  Financial Statements and Exhibits (Page C-1)

7.                                      Exhibits (h)(1) and (h)(2) listed on page C-3 refer, respectively, to a Form of Underwriting Agreement for Equity Securities and a Form of Underwriting Agreement for Debt Securities.  Please represent to us that the Fund will file an executed underwriting agreement by post-effective amendment to the registration statement at the time of each offering of securities.

The Fund confirms to the Staff that, in connection with each offering of securities pursuant to the Registration Statement, it will file a post-effective amendment containing as a new exhibit a copy of any underwriting agreement executed in connection with each such offering.

8.                                      Exhibit 99.4, listed on page C-5, refers to the Form of Preliminary Prospectus Supplement for Debt Offerings, which is incorporated by reference to Exhibit 99.4 from a pre-effective amendment to a registration statement filed on July 19, 2012.  We note that this form of prospectus is general for debt offerings.  We further note that the Fund has issued Unsecured Convertible Senior Notes and Senior Unsecured Notes.  Please file a form of prospectus supplement for each particular type of debt the Fund expects to offer.  Please also ensure that the cover page, summary, and risk sections of the form of prospectus supplement are drafted using plain English principals and do not use legal jargon or highly technical business terms.  See Rule 421(d) under the Securities Act of 1933 (the “Securities Act”).

The Fund has filed a form of prospectus supplement for retail notes and institutional notes, which are the types of debt securities that the Fund reasonably expects to offer pursuant to the Registration Statement.  See Exhibits 99.8 and 99.9 to the Registration Statement.  The Fund notes that it has not included a form of prospectus supplement for an offering of convertible senior unsecured notes because it does not currently intend to offer any convertible senior unsecured notes pursuant to the Registration Statement.  In addition, the Fund has drafted the cover page, summary and risk sections of such forms of prospectus supplement filed with the Registration Statement as requested.

FORM 10-K FILED FEBRUARY 26, 2014

SSLP Loan Portfolio as of December 31, 2013 (Page 67)

9.                                      This section includes a table presenting the holdings of the SSLP Loan Portfolio, including the fair value of each holding as of December 31, 2013.  Please include a similar table in future 10-Q filings.

The Fund notes that it includes a table with the fair value of the SSLP Loan Portfolio as of fiscal year end in each of its 10-Q filings, but respectfully submits that it will be unable to include a similar table with quarterly fair values in future Form 10-Q filings.  The Fund notes that at the Staff’s request, as described in the Fund’s letter dated August 16, 2012 to the Staff (a copy of which is attached to this letter as Exhibit A), the Fund confirmed to the Staff that it will provide, and the Fund has provided in all subsequent

U.S. Securities and Exchange Commission

June 16, 2014

Form 10-Q filings, disclosure in its Form 10-Q filings “with respect to . . . the fair value of loans in the SSLP’s portfolio (individually and in the aggregate) as of the then most recent prior year end” (the “SSLP Undertaking Letter”).  As previously discussed with the Staff in connection with the SSLP Undertaking Letter, the SSLP is not an investment company, is not subject to investment company accounting and therefore does not determine the fair value of the loans in its portfolio on a quarterly basis. The SSLP only provides the fair value of its loans at December 31, the end of its fiscal year.  When the information becomes available from the SSLP, the Fund includes the year end fair value information in its quarterly or annual report, as applicable.

Selected Statement of Operations Information (Page 71)

10.                               In future 10-Q and 10-K filings, please add the following items to the disclosure in the statement of operations presentation:

•                                          Management and Incentive Fees incurred by the SSLP

•                                          Net change in unrealized appreciation or depreciation on investments

•                                          Net realized gains or unrealized losses on investments

•                                          Net increase or decrease in net assets

The Fund notes that the management fees paid by the SSLP to the Fund and GE were included in total expenses for the SSLP’s fiscal year.  The Fund has also disclosed the SSLP’s net income for its fiscal year.

With respect to the other items noted in the Staff’s comment, since the SSLP is not an investment company (and, accordingly, is not subject to investment company accounting requirements), the SSLP did not record any:

•              changes in unrealized appreciation or depreciation on investments;

•              net realized gains or unrealized losses on investments; or

•              net increase or decrease in net assets.

As a result, the Fund believes it has appropriately disclosed the applicable and available financial measures with respect to the SSLP.

GENERAL COMMENTS

11.                               We note that portions of the filing are incomplete.  We may have additional comments on such portions when you complete them in pre-effective amendments, on disclosures made in response to this letter, on information you supply to us, or on exhibits added in any pre-effective amendments.

The Fund acknowledges that the Staff may have additional comments on disclosures made in response to Staff comments, on information supplied in this letter or otherwise supplementally, or on any exhibits added in pre-effective amendments.

U.S. Securities and Exchange Commission

June 16, 2014

12.                               If you intend to omit certain information from the form of prospectus included with the registration statement that is declared effective, in reliance on Rule 430A under the Securities Act, please identify the omitted information to us, preferably before filing the final pre-effective amendment.

The Fund intends to omit information with respect to the following items from the form of prospectus included with the Registration Statement that is declared effective in reliance on Rule 430A under the Securities Act: public offering price, underwriting syndicate (including any material relationships between the registrant and underwriters not named therein), underwriting discounts or commissions, discounts or commissions to dealers, amount of proceeds, conversion rates, call prices and other items dependent upon the offering price, delivery dates and terms of securities dependent upon the offering date.  The Fund has furnished the undertaking required by Item 34.4 of Form N-2 and will file the form of prospectus with the SEC pursuant to Rule 497 of the Securities Act.

13.                               Please advise us if you have submitted or expect to submit an exemptive application or no-action request in connection with your registration statement.

The Fund has not submitted, and does not expect to submit, an exemptive application or no-action request in connection with the Registration Statement.

14.                               Responses to this letter should be in the form of a pre-effective amendment filed pursuant to Rule 472 under the Securities Act.  Where no change will be made in the filing in response to a comment, please indicate this fact in a letter to us and briefly state the basis for your position.

The Fund notes that Amendment No. 1 and this letter dated June 16, 2014 set forth the Fund’s responses to the Staff’s comments.

15.                               We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing reviewed by the staff to be certain that they have provided all information investors require to make an informed decision.  Since the Company and its management are in possession of all facts relating to the Company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

The Fund understands that:

(a)                                 the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)                                 Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings; and

(c)                                  the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States.

U.S. Securities and Exchange Commission

June 16, 2014

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  As we have noted, the Fund would like to be in a position to raise capital as early as the week of June 23, 2014; as a result, anything you can do in order to expedite review of Amendment No. 1 would be much appreciated.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:                                Michael J. Arougheti, Ares Capital Corporation

R. Kipp deVeer, Ares Capital Corporation

Penni F. Roll, Ares Capital Corporation

Joshua M. Bloomstein, Ares Capital Corporation

EXHIBIT A

SSLP Undertaking Letter

  Proskauer Rose LLP   2049 Century Park East, 32nd Floor   Los Angeles, CA 90067-3206

Monica J. Shilling
Member of the Firm
d 310.284.4544
f 310.557.2193
mshilling@proskauer.com
www.proskauer.com

August 16, 2012

VIA EDGAR

United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.W.
Washington, D.C. 20549
Attention:  Edward P. Bartz, Staff Attorney

Re:        Ares Capital Corporation (File Nos. 333-181563 and 814-00663)

Dear Mr. Bartz:

Ares Capital Corporation (the “Fund”) has today filed Amendment No. 2 (“Amendment No. 2”) to its registration statement initially filed on Form N-2 on May 21, 2012 (the “Registration Statement”).

As discussed in telephone conversations with the Staff of the Securities and Exchange Commission on August 15 and 16, 2012, the Fund hereby confirms that for so long as its investment in the Senior Secured Loan Fund LLC d/b/a the “Senior Secured Loan Program” (the “SSLP”) meets any of the conditions set forth in 17 CFR Section 210.1-02(w), substituting 20% for 10% (measured for the most recently completed fiscal year of the SSLP), the Fund will:

(A)                               include information similar to that disclosed under “Management’s Discussion and Analysis of Financial Condition and Results of Operations — Senior Secured Loan Program” in its subsequent filings that include MD&A disclosure; and

(B)                               use commercially reasonable efforts to (i) provide disclosure in its subsequent 10-Q and 10-K filings and future registration statements with respect to (A) the fair value of the loans in the SSLP’s portfolio (individually and in the aggregate) as of the then most recent prior year end and (B) certain of the SSLP’s annual summary balance sheet and statement of operations information as discussed with the Staff of the Division of Investment Management (the “Staff”); and (ii) obtain the consent of borrowers who receive loans from the SSLP to permit the Fund to disclose such borrower’s name, industry and the material terms of such loans (consistent with current disclosure in respect of SSLP loans in the Fund’s management’s discussion and analysis) in the Fund’s public filings.  To the extent annual information with respect to the SSLP or the fair value of the loans in the SSLP’s portfolio is not available to be included for the same year reported in a Form 10-K filed by the Fund,

A-1

United States Securities and Exchange Commission

August 16, 2012

the Fund will include such information in a supplemental filing (including by way of a Registration Statement, Form 8-K, Form 10-Q or amendment to the Form 10-K); and (C) disclose defaults of an SSLP loan by an individual SSLP portfolio company if material to that investment.

For the avoidance of doubt, the Fund will use commercially reasonable efforts to include in its Form 10-Q for the quarter ended September 30, 2012 disclosure with respect to (A) the fair value of the loans in the SSLP’s portfolio (individually and in the aggregate) as of December 31, 2011 and (B) certain of the SSLP’s summary balance sheet and statement of operations information as of December 31, 2011.

The Fund understands that:

(a)           the Fund is responsible for the adequacy and accuracy of the disclosure in the filings;

(b)           Staff comments or changes to disclosure in response to Staff comments in the filings reviewed by the Staff do not foreclose the SEC from taking any action with respect to the filings;

(c)           the Fund may not assert Staff comments as a defense in any proceeding initiated by the SEC or any person under the federal securities laws of the United States; and

(d)           nothing in this letter changes the Fund’s obligations under Regulation S-X, including Rule 3-09, as it may be amended or interpreted in the future.

We look forward to discussing with you any additional questions you may have regarding the Registration Statement.  Please do not hesitate to call me at (310) 284-4544.

Very truly yours,

/s/ Monica J. Shilling

Monica J. Shilling

Enclosures

cc:                               Michael J. Arougheti, Ares Capital Corporation

Penni F. Roll, Ares Capital Corporation

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